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  UNITED STATES                         OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION    OMB Number:                 3235-0145
  WASHINGTON, D.C. 20549              Expires:                   August 31, 1999
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                                       hours per response. . . .    14.90




                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                                    FutureOne, Inc.
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                                (Name of Issuer)

                                    Common Stock
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                         (Title of Class of Securities)

                                    36114M 10 8
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                                 (CUSIP Number)

                                    Barry Zemel
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                                    12 Squared Partners, LLC
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                                    1717 E. Morten, Suite 220
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                                    Phoenix, AZ  85020
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                    December 16, 1999
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           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)











      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)
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CUSIP No.: 36114M 10 8
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            12 Squared Partners, LLC
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ............................................................

            (b)   ............................................................
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      3.    SEC Use Only .....................................................
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      4.    Source of Funds (See Instructions):  WC
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) ...............................................
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      6.    Citizenship or Place of Organization:  Arizona
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Number of        7.    Sole Voting Power: 1,000,000
Shares
Beneficially     8.    Shared Voting Power:  0
by Owned by
Each Reporting   9.    Sole Dispositive Power: 1,000,000
Person With
                 10.   Shared Dispositive Power:  0
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                 11.   Aggregate Amount Beneficially Owned by Each Reporting
                       Person: 1,000,000
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                 12.   Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions) .....................
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                 13.   Percent of Class Represented by Amount in Row (11):
                       approximately 7.25%(1)
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                 14.   Type of Reporting Person (See Instruction):  OO


ITEM 1.  SECURITY AND ISSUER

      This Schedule 13D relates to shares of the common stock, $.001 par value (the "Common Stock") of FutureOne, Inc. (the "Company"). The principal executive offices of the Company are located at 4250 E. Camelback Road, Suite K-192, Phoenix, AZ 85018.


ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by 12 Squared Partners, LLC, an Arizona limited liability company, whose principal business is investments and its principal address is 1717 East Morten, Suite 220, Phoenix, AZ 85020. 12 Squared Partners, LLC has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, 12 Squared Partners, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      12 Squared Partners, LLC is member managed by three members, Barry Zemel, Ira Gaines, and Larry Cohen. The principal business for each of Messrs. Zemel, Gaines and Cohen is 1717 East Morten, Suite 220, Phoenix, AZ 85020. None of Messrs. Zemel, Gaines, or Cohen has during the last five years been convicted in a criminal proceeding (excluding traffic
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violations or similar misdemeanors). In addition, none of Messrs. Zemel, Gaines, or Cohen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make him subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      12 Squared Partners, LLC acquired the shares of Common Stock pursuant to a loan made from its working capital to the Company in the amount of $500,000 as evidenced by a 12% Secured Convertible Promissory Note (the "Note"), which is immediately convertible into 500,000 shares of Common Stock, and a warrant to purchase 500,000 shares of the Common Stock of the Company for an aggregate of 1,000,000 shares of Common Stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

      12 Squared Partners, LLC holds the Common Stock described herein for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) 12 Squared Partners, LLC beneficially owns an aggregate of 1,000,000 shares consisting of: (i) 12% Secured Convertible Promissory Note which is immediately convertible into 500,000 shares of the Common Stock of the Company; and (ii) common stock warrants to purchase 500,000 shares of the Common Stock of the Company, or approximately 7.25%(1) of the outstanding Common Stock of the Company.

(b) 12 Squared Partners, LLC has the sole power to vote and to dispose of the securities so indicated.

(c) Except as set forth in Item 3, 12 Squared Partners, LLC has not effected any transaction in securities of the Company during the past sixty (60) days.

(d)   Not applicable.

(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Barry Zemel
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12 Squared Partners, LLC
By:  Barry Zemel, Member


Dated:  December 28, 1999

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with

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the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



(1)This number does not take into account shares of Common Stock outstanding in the Company's treasury. If such shares from the Company's treasury are considered, 12 Squared Partners, LLC would hold approximately 7.19% of the Company's Common Stock.

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